SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                SCHEDULE TO

         Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                  of the Securities Exchange Act of 1934

                             (Amendment No. 6)

                       KLLM TRANSPORT SERVICES, INC.
                    (Name of Subject Company (issuer))

                        HIGH ROAD ACQUISITION CORP.
                  HIGH ROAD ACQUISITION SUBSIDIARY CORP.
                           WILLIAM J. LILES, III
                             BERNARD J. EBBERS
                   (Names of Filing Persons (offerors))

                  COMMON STOCK, PAR VALUE $1.00 PER SHARE
                      (Title of Class of Securities)

                                 482498102
                   (CUSIP Number of Class of Securities)

        Dionne M. Rousseau             Charles P. Adams, Jr.
Jones, Walker, Waechter, Poitevent,    Adams & Reese, L.L.P.
   Carre`re & Dene`gre, L.L.P.         111 E. Capitol Street
 201 St. Charles Avenue, Floor 51            Suite 350
   New Orleans, Louisiana  70170    Jackson, Mississippi  39201
          (504) 582-8338                  (601) 292-0720

     (Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)

                         CALCULATION OF FILING FEE

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Transaction valuation*          Amount of filing fee
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$27,485,558            $5,398
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*Estimated for purposes of calculating the amount of the filing fee only.
The filing fee calculation assumes the purchase of all the outstanding shares of common stock, par value $1.00 per share, of KLLM Transport Services, Inc. (the "Common Stock"), a Delaware corporation (the "Company"), including the related preferred stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares"), except for 689,123 Shares beneficially owned by William J. Liles, III, at a per Share price of $8.05 in cash, without interest. Based on the Company's representation, as of May 25, 2000, there were 4,103,478 Shares issued and outstanding. Based on the foregoing, the transaction value is equal to the product of 3,414,355 Shares and $8.05 per Share. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

     [ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:___________________
     Form or Registration No:___________________
     Filing Party:_____________________________
     Dated Filed:____________________________

     [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party tender offer subject to Rule 14d-1.
     [ ]  issuer tender offer subject to Rule 13e-4.
     [X]  going-private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if a final amendment reporting the results of the tender offer: [x]

     This Amendment No. 6, which is the final amendment to the Tender Offer Statement on Schedule TO filed initially with the Securities and Exchange Commission (the "SEC") on June 2, 2000, by High Road Acquisition Corp., a Delaware corporation ("Parent"), and High Road Acquisition Subsidiary Corp., a Delaware corporation and wholly-owned subsidiary of Parent ("Purchaser"), and amended thereafter on June 23, 2000, June 26, 2000, June 28, 2000, July 7, 2000 and July 12, 2000 by Parent, Purchaser, William J. Liles, III and Bernard J. Ebbers, relates to a tender offer by Purchaser to purchase all outstanding shares of common stock, par value $1.00 per share (the "Common Stock") of KLLM Transport Services, Inc., a Delaware corporation (the "Company"), and the associated preferred stock purchase rights of the Company (the "Rights" and, together with the Common Stock, the "Shares"), issued pursuant to the Stockholder Protection Rights Agreement, dated as of February 13, 1997, by and between the Company and Harris Trust and Savings Bank, as successor Rights Agent, at a price of $8.05 per Share and subject to the conditions set forth in the Offer to Purchase dated June 2, 2000, as amended, and the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"), copies of which were attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

ITEMS 1, 4 and 11.

     Items 1, 4 and 11 are hereby amended and supplemented to add the following:

     On July 19, 2000, Parent announced that the Subsequent Offering Period for Purchaser's $8.05 per share cash tender offer for all of the outstanding shares of common stock of the Company expired at 5:00 p.m., New York City time, on Tuesday, July 18, 2000. Based on the preliminary information provided by the Depositary, approximately 3,297,869 shares of KLLM common stock were validly tendered. The tendered shares, together with the 689,123 shares acquired by High Road Acquisition Corp. from the Liles family, represent approximately 97% of the outstanding shares of KLLM common stock.

     Pursuant to the Merger Agreement, Parent intends to complete its acquisition of the Company by means of a merger of Purchaser with and into the Company. The Company will be the surviving corporation in the Merger, and Parent will be the sole stockholder of the Company. As a result of Purchaser obtaining more than 90% of the Shares, Parent is able to effect the Merger pursuant to Section 253 of the DGCL without prior notice to, or any action by, any other stockholder of the Company. Upon the closing of the Merger, stockholders of the Company who did not tender their Shares in the Offer, other than those who properly assert appraisal rights under Delaware law, will receive the same price paid during the Offer: $8.05 per share, net to the seller in cash, without interest. The Merger is expected to close in July of this year.

ITEM 12.  EXHIBITS

     (a)(1)(A) Press release issued by Parent dated July 19, 2000.



SIGNATURE

     After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of July 19, 2000 that the information set forth in this statement is true, complete and correct. William J. Liles, III and Bernard J. Ebbers hereby adopt as their own disclosures the disclosures made by Parent and Purchaser herein and in the Schedule TO filed June 2, 2000 and Amendments No. 1, No. 2, No. 3, No. 4 and No. 5 thereto.

HIGH ROAD ACQUISITION SUBSIDIARY CORP.

By: /S/ WILLIAM J. LILES, III
   ------------------------------
Name:  William J. Liles, III
Title: President


HIGH ROAD ACQUISITION CORP.

By: /S/ WILLIAM J. LILES, III
   ------------------------------
Name:  William J. Liles, III
Title: President



  /S/ WILLIAM J. LILES, III
---------------------------------
William J. Liles, III



   /S/ BERNARD J. EBBERS
---------------------------------
Bernard J. Ebbers